AC Sunshine Securities LLC.

200 E. Robinson Street, Suite 295

Orlando, FL 32801

United States of America

(917)593-8838

VIA EDGAR

February 14, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Anbio Biotechnology
Registration Statement on Form F-1, as amended File No. 333-284106

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the underwriter (the “Underwriter”), hereby join in the request of Anbio Biotechnology (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1, as amended, (File No. 333-284106) ( the “Registration Statement”), relating to a public offering of shares of the Registrant’s ordinary shares, no par value per share, so that the Registration Statement may be declared effective on 4:00 p.m. Eastern Time on Tuesday, February 18, 2025, or as soon thereafter as practicable. The undersigned, as the Underwriter, confirms that it is aware of its obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of a preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AC Sunshine Securities LLC

By:	/s/ Ying Cui
Name:	Dr. Ying Cui
Title:	President and CEO